Mail Stop 6010   September 11, 2008

Mr. Monte B. Tobin
Chief Executive Officer
Mach One Corporation
6430 Congress Drive
West Bend, Wisconsin 53095

      Re: **Mach One Corporation**
              Registration Statement on Form S-1
              Amendment no. 10 filed September 10, 2008
              File No. 333-146744

Dear Mr. Tobin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Please confirm that your auditors have audited or reviewed the changes in the recent amendments. Please include an updated consent from your auditors in the amendment in which you intend to request effectiveness.

Summary Financial Data, page 5

2. Please revise the loss from operations for the year ending December 31, 2006 to agree with the Statements of Operations.

Management's Discussion and Analysis or Plan of Operation
Results of Operations
Period Ending June 30, 2008 Compared to Period Ending June 30, 2007, page 25

3. Please refer to your response to comment one and your revised disclosures. We note that for the period ended March 31, 2008, accounts receivable was $53,292 and sales were $60,407. Therefore, it appears as though a majority of your accounts receivable balance is over 90 days old. Please tell us why you believe your accounts receivable is collectible and revise your disclosure accordingly.

Consolidated Statement of Operations, page 33

4. Please refer to your response to comment two and your revised disclosures. Please remove the Amortization expense line item from the statement of operations. Please revise your disclosure in results of operations on page 25 since the expense related to the equipment is now included as depreciation expense for all periods presented and should no longer be referred to as a reclassification.

Note 1 – Summary of Significant Accounting Policies
Stock-based Compensation, page 39

5. Please disclose the specific dollar amount of stock-based compensation recorded for the years ended December 31, 2007 and 2006. Please clarify the disclosure that no shares for services were issued for the period ended June 30, 2008 since previous filings did disclose compensation expense for the period ended March 31, 2008.

Note 5 – Notes Payable, page 43

6. Please refer to your response to comment four and your revised disclosures. It appears as though the additional disclosure was only included on page 23. Please include the disclosure regarding the payment terms in Note 5 as well as in the discussion of liquidity and capital resources on the bottom of page 26.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Once all outstanding comments have been resolved, we will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Vanessa Robertson at (202) 551-3649 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Steven M. Grubner, Esq.
        6430 Congress Drive
        West Bend, Wisconsin 53095